UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 3, 2020 (March 3, 2020)

WESCO International, Inc.
(Exact name of registrant as specified in its charter)

Delaware		001-14989	25-1723342
(State or other jurisdiction of incorporation)		(Commission File Number)	(IRS Employer Identification No.)

225 West Station Square Drive Suite 700			15219
Pittsburgh,	Pennsylvania		(Zip Code)
(Address of principal executive offices)
(412) 454-2200
(Registrant's telephone number, including area code)
Not applicable.
(Former name or former address, if changed since last report)
SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Class	Trading Symbol(s)	Name of Exchange on which registered
Common Stock, par value $.01 per share	WCC	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.    Regulation FD Disclosure.
The information in this Item 7.01 is being furnished and shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information in this Item 7.01 shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.
As previously announced on February 28, 2020, the Chairman, President, and Chief Executive Officer and Chief Financial Officer of WESCO International, Inc. (the “Company”) will hold a conference call on March 3, 2020 to provide an update on the merger with Anixter International. Also, on March 3, 2020, the Company will present at the Raymond James Institutional Investors Conference. The presentations will include written communication comprised of slides and will be accessible on the Company's website.
The slides from the presentations are attached hereto as Exhibit 99.1 to this report and are being furnished in accordance with Regulation FD of the Securities and Exchange Commission.
Item 9.01    Financial Statements and Exhibits.
(d) Exhibits.
The following is furnished as an exhibit to this report.
Exhibit 99.1    Slide presentation for investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO International, Inc.
(Registrant)

March 3, 2020	By:	/s/ David S. Schulz
(Date)		David S. Schulz
Senior Vice President and Chief Financial Officer